[LATHAM & WATKINS LLP LETTERHEAD]

March 15, 2006

VIA EDGAR

Ms. Brigitte Lippmann
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Rentech, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 3, 2006 File No. 0-19260

Dear Ms. Lippmann:

        On behalf of Rentech, Inc. (the "Company"), we are supplementally providing to you the Company's responses to the comments in Jennifer Hardy's letter of February 16, 2006 with respect to Amendment No. 1 to the Company's Preliminary Proxy Statement on Schedule 14A ("Amendment No. 1"). The Company concurrently is filing its Definitive Proxy Statement, which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented. In addition, we are enclosing a blacklined copy of the Definitive Proxy Statement marked against Amendment No. 1.

General

1.
We note your response to prior comment 2. Please tell us supplementally the value of RCN's land, machinery and equipment as set forth in the September 2004 appraisal. Please tell us how you used the information in this appraisal and the consideration you gave to it in negotiating and approving the stock purchase agreement. Tell us why you believe the appraisal is not material to investors.

Response:

        On behalf of the Company, we hereby supplementally advise the Staff that the September 2004 appraisal valued RCN's real estate (land and buildings) at approximately $8.9 million and RCN's machinery and equipment at $55 million.

        The Company informs us that the information in the appraisal was used in its first attempt to acquire RCN as a part of negotiating a possible senior secured credit facility that the Company ultimately did not obtain, and the Company has used the values reflected in the appraisal for its preliminary allocations of the acquisition consideration in its unaudited pro forma combined financial statements. The Company informs us that in deciding to enter into the stock purchase agreement and negotiating its terms (including the purchase price for RCN), the Company did not give any weight to the appraisal. The Company does not believe the appraisal is material to it or its shareholders because it was more than a year old by the time the Company entered into its pending acquisition of RCN, the appraisal reflected estimated in-use values, between the date of the appraisal and the date of the stock purchase agreement approximately $9 million of capital improvements were made by Royster-Clark at the East Dubuque facility, and significant upward volatility in energy prices that could aversely affect the value of RCN's current in-use configuration (i.e, using natural gas as the feedstock). Furthermore, the Company informs us that the asset values reflected in the appraisal do not reflect the value the Company places on the infrastructure of RCN, because the Company's valuation is based in large part on the Company's plans to convert the East Dubuque fertilizer facility to the production of hydrocarbon products and electrical power in addition to fertilizer products. The Company also believes that disclosure of the values included in the appraisal could be misleading to its shareholders, as the values, by the express terms of the appraisal, do not represent the liquidation value of RCN in the event the acquisition is consummated but the conversion of the East Dubuque facility is not completed for any reason.

Election of Directors, page 16

2.
In your disclosure regarding Mr. Ramsbottom, please explain what "M2 Automotive completed and assignment for the benefit of its creditors" means. What did M2 Automotive assign?

        Response:

        On behalf of the Company, we hereby advise the Staff that an assignment for the benefit of creditors is a California state law insolvency proceeding pursuant to which a debtor assigns its assets to a third party who is responsible for liquidating the assets for the benefit of the debtor's creditors, preferred stockholders and other stockholders. In response to the Staff's comment, the Company has revised the second to last sentence in the section of the Definitive Proxy Statement under the caption, "Election of Directors (Proxy Item 1)—Information Regarding Nominees for Election to the Board of Directors—D. Hunt Ramsbottom" to state "On April 17, 2005, M2 Automotive, Inc. completed an assignment for the benefit of its creditors pursuant to a state law insolvency proceeding."

Certain Relationships and Related Party Transactions, page 34

3.
Briefly describe the factors underlying the success fee you paid to East Cliff.

        Response:

        On behalf of the Company, we hereby advise the Staff that the warrant the Company issued to East Cliff Advisors, LLC ("East Cliff") to purchase 3.5 million shares of the Company's common stock was compensation for services and was granted without regard to the outcome of Mr. Rambsbottom's performance under the management consulting agreement with respect to which the warrant was issued. As such, the warrant is better described as consideration for services. In response to the Staff's comment, the Company has revised the disclosure in the section of the Definitive Proxy Statement captioned, "Election of Directors (Proxy Item 1)—Certain Relationships and Related Party Transactions" to state "In addition, as consideration for services to be provided, East Cliff was issued a warrant to purchase 3.5 million shares of Rentech's common stock at an exercise price of $1.82."

        If you have any additional questions, please feel free to call Amanda M. Darby at (720) 274-3121 or the undersigned at (213) 891-8045 to discuss them.

Very truly yours,
/s/ David A. Zaheer
David A. Zaheer, Esq. of LATHAM & WATKINS LLP
cc:	Amanda M. Darby, Esq. Anthony J. Richmond, Esq. Thomas W. Dobson, Esq. Colin M. Morris, Esq.